Exhibit 99.1

IPA Reports Financial Results and Recent Business Highlights for First Quarter Fiscal Year 2023

  Structural HYFTs fully indexed and integrated in structure-function workflow
  LENSai® data management platform successfully launches hyper-scalable solution for partner access, integrating multiple data layers at once
  Company shares BioStrand case study demonstrating the complete in silico prediction of off-target effects from a top 10 pharma late-stage clinical antibody
  IPA successfully demonstrates T-cell engager strategy with TATX-112 bi-specific antibody
  TATX-22 program focus on the development of a novel, best-in-class bi-specific antibodies for acute myeloid leukemia
  IPA announces completion of in silico case studies as first sign of ability to address key antibody technologies without the use of wet lab assistance, results currently under in vitro validation.
  Company announces validation from NIAID on PolyTope TATX-03 combination therapy neutralization of several variants, including the currently spreading subvariant, BA.2.75.

VICTORIA, British Columbia--(BUSINESS WIRE)--September 14, 2022--IPA (IMMUNOPRECISE ANTIBODIES LTD.) (the “Company” or “IPA”) (NASDAQ: IPA) (TSXV: IPA), an advanced biotherapeutic research and technology company, today announced financial results for first quarter fiscal year 2023, which ended July 31, 2022.

“Our biggest surprise this quarter was how rapidly our iterative-feedback AI software platform for antibody discovery advanced toward commercialization,” stated Dr. Jennifer Bath, IPA’s Chief Executive Officer. “We are clearly excited about the potential of our most recent acquisition, BioStrand, and look forward to working together to leverage their elegant software and iterative AI platform with IPA’s clinically validated wet lab technologies, to realize the full potential of our capabilities to deliver the next generation of cancer and immunology therapies to modernize all aspects of antibody discovery and development,” Dr. Bath continued, “We aim to transform how we discover and develop novel therapeutics as we continue to shorten drug discovery timelines and to design safer, more targeted therapies for patients.”

First Quarter Fiscal Year 2023 Financial Summary*

(All comparisons are to the period ended July 31, 2021)

  The Company’s total revenue of $4.7 million was an increase of $0.1 million or 2.2% as compared to total revenue of $4.6 million from the same period last year.
  The Company, primarily through its subsidiary Talem Therapeutics LLC, invested $5.8 million in strategic research and development costs as compared to an investment of $1.1 million in the same period last year.
  The Company recorded a net loss of $9.4 million, as compared to net loss of $3.2 million during the same period last year.
  As of July 31, 2022, the Company held cash of $19.2 million.

*Expressed in Canadian dollars, unless otherwise indicated.

Financial Results

Revenue

The Company achieved revenue of $4.7 million during the three months ended July 31, 2022, a 2.2% increase from the three months ended July 31, 2021. Growth was primarily driven by increases in protein manufacturing and cryostorage services. Revenue during the three months ended July 31, 2022, was impacted by the weakening of the euro due to the effect of foreign currency translations. On a consolidated basis, total revenue was negatively impacted by $0.3 million as compared to the three months ended July 31, 2021.

Research & Development

R&D increased to $5.8 million from $1.1 million during the three months ended July 31, 2021, primarily due to strategic investment in the Company’s SARS-CoV-2 PolyTope® antibody combination therapy. A total of $5.2 million in costs were incurred for GMP manufacturing of the therapy.

Net Loss

The Company recorded a net loss of $9.4 million during the three months ended July 31, 2022, compared to a net loss of $3.2 million for the three months ended July 31, 2021. The increased net loss is primarily due to the Company’s investment in R&D related to the SARS CoV-2 PolyTope® cocktail, increased salaries and benefits to support the Company’s strategic plans, increased amortization from intangible assets recorded in connection with the BioStrand acquisition, and increased consulting fees.

Liquidity and Capital Resources

As of July 31, 2022, the Company held cash of $19.2 million as compared to $30.0 million as of April 30, 2022, and had working capital of $21.7 million. The Company’s internal forecast indicates the cash on hand will sustain its existing operations for at least 12 months.

On October 13, 2021, an at-the-market (“ATM”) equity offering facility was entered into with H.C. Wainwright & Co., LLC as sole sales agent (“Agent”). The Company will be entitled, at its discretion and from time-to-time during the term of the ATM agreement, to sell through the Agent common shares of the Company having an aggregate gross sales price of up to US $50 million. As of September 14, 2022, US $50 million of the Company’s stock remained available for sale under the ATM facility.

Conference Call:

Date: Wednesday, September 14, 2022
Time: 10:30 am Eastern time

Participant Info:

Conference ID: 9236374
Participant Toll-Free Dial-In Number: 1 (888) 550-5658
Participant Toll Dial-In Number: 1 (646) 960-0289

Attendee URL: https://events.q4inc.com/attendee/349012238

The conference call will be webcast live and available for replay via a link provided in the Events section of the company’s IR pages at https://www.immunoprecise.com/investors.

Please call the conference telephone number five minutes prior to the start time. An operator will register your name and organization.

Anyone listening to the call is encouraged to read the company's periodic reports on file with the Toronto Stock Exchange and Securities and Exchange Commission, including the discussion of risk factors and historical results of operations and financial condition in those reports.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotherapeutic research and technology company that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. For further information, visit www.ipatherapeutics.com

Forward Looking Information

This news release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “potential”, “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements regarding the potential of IPA’s PolyTope monoclonal antibodies, including TATX-03, to provide strong anti-viral effects against SARS-CoV-2/COVID-19 disease or any variant of the virus as either a prophylactic (preventative) or treatment, to retain efficacy over time, and to reduce or suppress the emergence of novel variants as well as its potential to prevent the spread of variants. In respect of the forward-looking information contained herein, the Company has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks, including, without limitation, the Company may not be successful in developing its PolyTope monoclonal antibodies, including TATX-03, or other vaccines or therapeutics against COVID-19 through the successful and timely completion of preclinical assays, studies and clinical trials, or may not receive all regulatory approvals to commence and then continue clinical trials of its products, and, be successful in partnering or commercializing its products related to COVID-19, the coverage and applicability of the Company’s intellectual property rights to its PolyTope antibody cocktails, as well as those risks discussed in the Company’s Annual Information Form dated July 29, 2022 (which may be viewed on the Company’s profile at www.sedar.com) and the Company’s Form 40-F dated July 29, 2022 (which may be viewed on the Company’s profile at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

*Non-IFRS Financial Measure

Readers are cautioned that "Adjusted EBITDA" is a measure not recognized under IFRS. Adjusted EBITDA is defined as operating earnings before interest, accretion, taxes, depreciation, amortization, share-based compensation, foreign exchange gain/loss, and asset impairment charges. Management believes Adjusted EBITDA is a useful measure that facilitates period-to-period operating comparisons. Readers are cautioned that "Adjusted EBITDA" is not an alternative to measures determined in accordance with IFRS and should not, on its own, be construed as indicator of performance, cash flow or profitability.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contacts

Investor contact: investors@immunoprecise.com